Simpson Thacher & Bartlett LLP
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TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

October 7, 2024
VIA EDGAR

Re:	Principal Credit Real Estate Income Trust
Amendment No. 1 to Form 10-12G
Filed September 6, 2024
File No. 000-56670
Ms. Pearlyne Paulemon
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ladies and Gentlemen:
On behalf of Principal Credit Real Estate Income Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the above-referenced Registration Statement on Form 10-12G initially filed on July 26, 2024 (the “Registration Statement”), as amended by Pre-Effective Amendment No. 1, filed on September 6, 2024 (“Amendment No. 1”). The Company has prepared Post-Effective Amendment No. 1 to respond to the Staff’s comments in its letter dated September 23, 2024, relating to Amendment No. 1 to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.
In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 1 and used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.
Amendment No. 1 to Registration Statement on Form 10-12G filed September 6, 2024
Financing Arrangements, page 13
1.We note your response and revisions to prior comment 3. Please revise your discussion in this section to further explain your match funding strategy, including your plan to match interest rates and foreign currencies, as well as your strategy to match terms, as described in your risk factors on pages 72 and 85 and other disclosures on pages 108 and 109. Please also elaborate on circumstances in which you would choose not pursue a match- funded strategy, as referenced on pages 85 and 108.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		October 7, 2024
The Company has revised the disclosure on page 13 to further explain our match funding strategy, and specifically to elaborate on our plan to match interest rates and foreign currencies, as well as our strategy to match terms.
Item 1. Business
Investment Company Act Considerations, page 14
2.At page 8, the Company states: “[w]e may also seek to structure subordinate debt in the form of preferred equity investments.” Please revise the discussion under Investment Company Act Considerations to state how the Company intends to classify such preferred equity investments for purposes of adherence to Section 3(c)(5)(C) of the Investment Company Act, and explain supplementally the basis for such classification.
In response to Comment 2, the Company has revised its disclosure on page 16 to clarify that it intends to classify such preferred equity investments as Real Estate-related Interests. The Company is not aware of any guidance discussing how debt-like preferred equity interests would be treated under Section 3(c)(5)(C) in the view of the Staff or Commission. Unless specific guidance becomes available, the Company intends to treat any investments in preferred equity interests as investments in Real Estate-related Interests for purposes of testing its compliance with Section 3(c)(5)(C) of the Investment Company Act.
Anchor Investment and Repurchase Terms, page 24
3.We note your response to prior comment 5. Please revise here to clarify, consistent with your supplemental response, that the Anchor Investors' right to request the repurchase of shares exists pursuant to their contractual agreements with the Company and not the Repurchase Plan, but that the aggregate number of shares the Company may repurchase from the Anchor Investors is determined with reference to the amount of repurchases from other shareholders pursuant to the Repurchase Plan. Please also clarify in the prospectus whether Class A shares could be repurchased up to the amount equal to the 5% cap if the Company, in its discretion, determines to repurchase fewer shares in any calendar quarter than have been requested to be repurchased as described on page 25. For example, address whether the Company can exercise its discretion to repurchase fewer shares than have been requested in a given quarter and thereby increase the amount available under the 5% cap to allow Anchor Investors to have a greater number of shares repurchased than would have been the case absent the Company's exercise of such discretion.
The Company has revised the disclosure on page 23 to clarify our ability to repurchase Class A shares. Further, the Company respectfully notes that on page 23, it provides that “[n]otwithstanding the foregoing, for so long as Principal Real Estate or its affiliate acts as the investment adviser to the Company, the Company will not affect any Anchor Investor Repurchase in any quarter that the total number of all common shares requested to be repurchased by shareholders other than the Anchor Investors and their respective affiliates under the share repurchase plan are not repurchased or the share repurchase plan has been suspended (emphasis added).” Accordingly, if the Company does not repurchase the total number of shares requested to be repurchased by shareholders (other than the Anchor Investors), regardless of whether it is as a result of such requests exceeding the 5% quarterly limitation or if the Company determined to repurchase less than 5% for such calendar quarter, then the Company will not repurchase any shares from the Anchor Investors.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		October 7, 2024
Item 1A. Risk Factors, page 57
4.We note the Company states that it may make investments through joint ventures. Specifically, at page 90, the Company states:
“Generally, we expect the level of control we have with respect to any joint venture will correspond to our economic interest in such joint venture. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act.”
Please discuss supplementally the structure of any such joint venture investments, the nature of the co-participants in any such joint ventures, and the manner of the Company’s participation in any such joint ventures. Please also discuss whether the Company’s interests in such joint ventures are (or will be) investment securities in the hands of the Company for purposes of Section 3(a)(2) of the Investment Company Act.
The Company respectfully notes that it currently has no intention to enter into joint venture arrangements and that joint ventures are not expected to become a significant portion of the Company’s portfolio. To the extent that the Company does participate in any joint ventures, the structure of any joint ventures and the manner of the Company’s participation therein will depend on the factual circumstances applicable to that joint venture. For example, the Company may in the future indirectly invest in mortgage loans that meet the parameters of Section 3(c)(5)(C) through joint ventures. Alternatively, while the Company’s strategy does not generally involve direct acquisitions of real property, the Company may form a joint venture with another partner in connection with the management and operation of the property obtained in connection with a foreclosure event where the Company and other creditors takes fee ownership of the property that secured the defaulted loan.

The Company generally would not treat its interests in such joint ventures as securities, based principally on our view that the Company, as co-venturer in each such joint venture, would have rights under the related governance agreement that give it the power to exercise a controlling influence over the business and affairs of the joint venture. If the Company did not have such control and influence and did not intend to be involved in their affairs of the joint venture, the Company would not treat any such investment as a “joint venture.” The Company’s investment in each of its potential joint ventures, therefore, is not an investment contract under the Howey investment contract test of a security.1 Because such interests are not securities, we would also not treat them as “investment securities” under Section 3(a)(2) of the Investment Company Act.

In determining the value to ascribe to joint venture interests that are not treated as securities but that are held by entities relying on Section 3(c)(5)(C) or 3(c)(6), we generally intend to take the approach described in prior no-action guidance.2 In particular, the Staff has previously agreed with analysis that an issuer can treat its proportionate interests in general partnerships that owns or holds qualifying loans or fee interests in real estate as the functional equivalent of owning these interests directly for purposes of Section 3(c)(5)(C).

Given that the Company does not presently intend to participate in any particular joint venture at this time, the Company respectfully notes that is unable to provide any specific examples. However, the Company represents that it intends to use the above framework to analyze compliance under the
1 See SEC v. W.J. Howey, 328 U.S. 293 (1946).
2 See NAB Asset Corporation, SEC Staff No-Action Letter (Jun. 1991) (the “NAB Letter”).

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		October 7, 2024
Investment Company Act. Accordingly, with respect to any joint ventures held by entities relying on Section 3(c)(5)(C) or 3(c)(6), the Company will treat any such investments in joint ventures that in turn invest in Qualifying Interests, such as real property or qualifying mortgage loans, as Qualifying Interests, but only in proportion with whatever assets held by the joint venture are Qualifying Interests and only if the Company is active in the management and operation of the joint venture and has the right to approve major decisions by the joint venture; otherwise, the Company will classify such investments as Real Estate-Related Interest or a non-qualifying interest, depending on the factual circumstances.

5.Please add a risk factor to disclose that Investment Company Act limitations may prevent the company from making additional loans to existing borrowers or with respect to particular properties in order to maintain its Section 3(c)(5)(C) exemption under the Investment Company Act, which may exacerbate the company’s losses if borrowers are undergoing financial distress or such properties require additional investment in order to maintain economic viability.
The Company respectfully submits that, in the Company’s view, the existing disclosure contained on pages 67-68 and copied below addresses the risks identified in your comment, and similar related risks more generally, by disclosing that the Company may generally be constrained in constructing its portfolio while attempting to maintain compliance with Section 3(c)(5)(C):

“As a consequence of our subsidiaries seeking to maintain compliance with Sections 3(c)(6) or Section 3(c)(5)(C) of the Investment Company Act on an ongoing basis, our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. . . .

In addition, seeking to maintain an exclusion from registration under the Investment Company Act may cause us and/or our subsidiaries to acquire or hold additional assets that we might not otherwise have acquired or held or dispose of investments that we and/or our subsidiaries might not have otherwise disposed of, which could result in higher costs or lower proceeds to us than we would have paid or received if we were not seeking to comply with such requirements. Thus, maintaining an exclusion from registration under the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.”

The Company believes that this disclosure is consistent with that of several other registrants that rely on Section 3(c)(5)(C) directly or indirectly through subsidiaries.3 Accordingly, the Company respectfully declines to add any additional disclosure in response to your comment 5.

NAV and NAV Per Share Calculation, page 134
6.We note your response to prior comment 10. Please revise the Registration Statement here to describe how you will inform investors of a prior quarter's NAV in connection with your share repurchase plan.
The Company has revised the disclosure on pages 26 and 136 to describe how the Company will inform investors of the applicable repurchase price in connection with the share repurchase plan.
3 See, e.g., Fortress Net Lease REIT (Form 10-12G) (June 28, 2024); Goldman Sachs Real Estate Finance Trust Inc. (Form 10-12G) (September 6, 2024); Oak Street Net Lease Trust (Form 10-12G) (June 23, 2023); Starwood Credit Real Estate Income Trust (Form 10-12G) (October 31, 2023).

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		October 7, 2024
General
7.We acknowledge your response to prior comment 12. We note that the Company intends to originate, acquire, finance, manage and dispose of a portfolio of primarily commercial real estate ("CRE") debt investments, including senior mortgage loans, subordinated debt and other similar investments. We also note that Principal Real Estate has prior performance advising various "other principal accounts" of debt investments, that invested in assets similar to those which the Company will acquire. In addition, information on your website emphasizes the significant experience of Principal Real Estate as an investor or advisor in the private debt market, and that it has operated a Private Debt Strategy series for almost a decade. Because the Company is a blind pool with no operating history, and Principal Real Estate appears to have significant experience with programs that may have similar investment objectives, as you have disclosed in your filing, we continue to believe that you should include prior performance disclosure for programs with similar investment objectives.
As discussed with the Staff, the Company has revised the disclosure on page 14 to include disclosure relating to any material adverse developments with respect to prior programs of Principal.
8.We note disclosures that certain events are tied to Initial Retail Closing of your private offering, including for example, the commencement of your operations and the sponsor's advancement of operating expenses, among others. Please disclose the anticipated timing of the Initial Retail Closing, as well as the anticipated timing of purchases by the Anchor Investors and investors in Class E shares, to the extent practicable.
The Company has revised the disclosure on page 6 to note the anticipated timing of the Initial Retail Closing, as well as the anticipated timing of purchases by the Anchor Investors and investors in Class E shares.
9.We note the Adviser is entitled to be paid a Performance Fee. Please revise the disclosure to state that the payment of any Performance Fee will be consistent with the requirements set forth in Rule 205-3 under the Investment Advisers Act of 1940, as amended, including that the Company will be a “qualified client” as defined in Rule 205-3.
The Company has revised the disclosure on page 21 to include the aforementioned disclosure.
10.We note that the company states it may rely on Section 3(c)(6) of the Investment Company Act and that the majority of its subsidiaries may rely upon Section 3(c)(5)(C) of the Investment Company Act with reference to SEC staff no-action positions and other guidance. Please confirm that, in relying on Sections 3(c)(6) and 3(c)(5)(C) of the Investment Company Act, the company will comply with applicable conditions and representations of the SEC staff no-action positions and Commission and SEC staff interpretive guidance.
The Company respectfully submits that its disclosure on pages 67-68 discusses how the Company intends to test its reliance on Section 3(c)(5)(C) (and therefore by extension Section 3(c)(6)):

“We assess our subsidiaries’ compliance with Section 3(c)(5)(C) by reference to SEC staff no-action positions and other guidance. No-action positions are based on specific factual situations that may be substantially different from the factual situations our subsidiaries may face, and a number of the no-action positions relevant to our business were issued more than twenty years ago. There may be no guidance from the SEC staff that applies directly to our factual

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		October 7, 2024
situations and as a result we may have to apply SEC staff guidance that relates to other factual situations by analogy. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to reclassify our assets for purposes of the Investment Company Act, including for purposes of our subsidiaries’ compliance with the exclusion provided in Section 3(c)(5)(C) of the Investment Company Act. There is no guarantee that we will be able to adjust our assets in the manner required to maintain an exclusion from registration under the Investment Company Act and any adjustment in our strategy or assets could have a material adverse effect on us.” (emphasis added).

The Company confirms that its disclosure accurately represents its intentions with respect to applying guidance to the application of Sections 3(c)(6) and 3(c)(5)(C) of the Investment Company Act, and that the Company will use its best efforts to comply, in all material respects, with applicable conditions and representations of the SEC staff no-action positions and Commission and SEC staff interpretive guidance.

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Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		October 7, 2024
Please do not hesitate to call me at (202) 636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission

Brigitte Lippmann

Frank Knapp

Kristina Marrone

Principal Credit Real Estate Income Trust

Anne Cook, Counsel and Secretary

Brian Riley, Chief Financial Officer